UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly held corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”), in compliance with the provisions of article 157, paragraph 4 of Law No. 6,404/76 (“Corporation Law”), and Brazilian Securities Commission (“CVM”) Ruling No. 358/2002, informs to its shareholders and to the market at large that it has executed, yesterday, with AES Guaíba II Empreendimentos Ltda., as seller (“AES Guaíba”), and with The AES Corporation, as guarantor, a Share Purchase and Sale Agreement that provides for the acquisition by CPFL Energia of the totality of the shares issued by AES Sul Distribuidora Gaúcha de Energia S.A. (“AES Sul”, the “Agreement” and the “Transaction”, respectively).

For the Transaction, CPFL Energia shall pay to AES Guaíba, on the closing date, the amount of one billion four hundred and three million Reais (R$ 1,403,000,000.00) added of two hundred and ninety five million four hundred and fifty five thousand Reais (R$ 295,455,000.00) regarding the capital increase of AES Sul, effected by AES Guaíba on February 26, 2016, totaling one billion six hundred and ninety eight million four hundred and fifty five thousand Reais (R$ 1,698,455,000.00) (“Total Price”). The Total Price shall be adjusted, in up to forty five (45) days counted as of the closing date, by the working capital and net debt variations (excepted the capital increase variation) of AES Sul between December 31, 2015, and the Transaction’s closing date.

The closing and implementation of the Transaction shall occur once certain conditions precedent usual in similar transactions are verified, as determined by the Agreement, among which, the previous approval of Agência Nacional de Energia Elétrica – ANEEL, of the Conselho Administrativo de Defesa Econômica – CADE, and other third parties, including AES Sul’s creditors.

CPFL Energia also informs that the Transaction constitutes a material investment for purposes of Article 256, I, of the Corporation Law, so an extraordinary shareholders’ meeting of CPFL Energia shall be timely summoned to approve the Transaction by its shareholders. Such extraordinary shareholders’ meeting shall take place before the closing date. It should be emphasized that CPFL Energia’s controlling shareholders have committed to vote favorably to the approval of the Transaction in such extraordinary shareholders’ meeting. On the other hand, the Transaction does not suit in the requirements and parameters provided for in Article 256, II, of the Corporation law and, therefore, shall not grant the withdrawal right to the shareholders of CPFL Energia. The necessary documentation for the shareholders of CPFL Energia to decide regarding the previous approval of the Transaction, including the appraisal report, per determined by Article 256, paragraph 1st of the Corporation Law, shall be timely disclosed to CPFL Energia’s shareholders and to the market.

AES Sul acts as an electric energy distributor in the State of Rio Grande do Sul and has the monopoly to distribute energy to the captive market of 118 cities of such State.

Lastly, CPFL Energia shall maintain the market informed about any subsequent facts related to the Transaction. The Investor Relations area shall be available to elucidate any eventual doubts.

São Paulo, June 16, 2016

Gustavo Estrella

Chief Financial and Investor Relation Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 16, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.